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                    [BLUE RIVER BANCSHARES, INC. LETTERHEAD]



February 11, 2005


VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:  Blue River Bancshares, Inc. - Request to Withdraw
           Registration Statement on Form S-4 (Registration No. 333-121392)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Blue River Bancshares, Inc. ("Blue River"), an Indiana corporation, hereby requests that the Securities and Exchange Commission consent to the withdrawal of Blue River's Registration Statement on Form S-4 (Registration No. 333-121392) filed with the Commission on December 17, 2004 (including the exhibits thereto, the "Registration Statement").

         The Registration Statement related to a proposed business combination involving Blue River and Heartland Bancshares, Inc. ("Heartland"). On February 10, 2005, Blue River and Heartland issued a joint press release announcing that they had mutually agreed to terminate the contemplated merger. On February 10, 2005, Blue River filed a Current Report on Form 8-K to report the termination of the merger agreement and included as exhibits to that filing copies of the termination agreement and the press release. Accordingly, Blue River requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that Blue River no longer plans to issue any securities in connection with the terminated business combination.

         Blue River confirms that the Registration Statement has not been declared effective, that no securities have been sold as contemplated by the Registration Statement and the prospectus contained therein, and that Blue River has made no distribution of any preliminary prospectus contained in the Registration Statement.

         Pursuant to the foregoing, Blue River hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Commission notifies Blue River that this application will not be granted.


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Securities and Exchange Commission
February 11, 2005
Page 2



         Blue River requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Blue River's account for future use.

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (317) 398-9721. Thank you for your attention to this matter.

                                   Very truly yours,



                                   /s/ Russell Breeden, III,
                                   Chairman of the Board,
                                   Chief Executive Officer and President